
Arnold Golub
Vice President
Deputy General Counsel

April 14, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 10, 2026, The Nasdaq Stock Market (the "Exchange") received from Nicola Mining Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

American Depositary Shares, each representing 12 Common Shares

Common Shares, no par value*

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

*Not for trading, but only in connection with the listing of the American Depositary Shares on The Nasdaq Stock Market LLC.